Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER & BMW GROUP ANNOUNCE COLLABORATION FOR NEXT

GENERATION ELECTRIFICATION TECHNOLOGY

●	Jaguar Land Rover and BMW are joining forces to develop next generation electric drive systems.
●	Collaboration seeks to advance development of electrification technology to support transition to ACES.
●	Joint investment in research & development, engineering and procurement will provide the necessary economies of scale to support increased consumer adoption of electric vehicles.

Mumbai, June 5, 2019: Jaguar Land Rover and BMW Group today confirmed they are joining forces to develop next generation Electric Drive Units (EDUs) in a move that will support the advancement of electrification technologies, a central part of the automotive industry’s transition to an ACES (Autonomous, Connected, Electric, Shared) future.

The strategic collaboration will build on the considerable knowledge and expertise in electrification at both companies. Jaguar Land Rover has demonstrated its leading technical capability in bringing the world’s first premium battery electric SUV to market - the 2019 World Car of the Year, the Jaguar I-PACE, as well as plug-in hybrid models; and BMW Group bringing vast experience of developing and producing several generations of electric drive units in-house since it launched the BMW i3 in 2013.

Nick Rogers, Jaguar Land Rover Engineering Director said: “The transition to ACES represents the greatest technological shift in the automotive industry in a generation. The pace of change and consumer interest in electrified vehicles is gathering real momentum and it’s essential we work across industry to advance the technologies required to deliver this exciting future.

“We’ve proven we can build world beating electric cars but now we need to scale the technology to support the next generation of Jaguar and Land Rover products. It was clear from discussions with BMW Group that both companies’ requirements for next generation EDUs to support this transition have significant overlap making for a mutually beneficial collaboration.”

The agreement will enable both companies to take advantage of efficiencies arising from shared research and development and production planning as well as economies of scale from joint procurement across the supply chain.

A team of Jaguar Land Rover and BMW Group experts will engineer the EDUs with both partners developing the systems to deliver the specific characteristics required for their respective range of products.

The EDUs will be manufactured by each partner in their own production facilities. For Jaguar Land Rover this will be at its Wolverhampton-based Engine Manufacturing Centre (EMC), which was confirmed as the home for the company’s global EDU production in January of this year. The plant, which employs 1600 people, will be the centre of propulsion system manufacturing offering full flexibility between clean Ingenium petrol and diesel engines and electric units. The EMC will be complemented by the recently announced Battery Assembly Centre at Hams Hall, near Birmingham, in supplying electrified powertrain systems to Jaguar Land Rover’s global vehicle plants.

ENDS

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

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Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
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